UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Name of Subject Company)

Energy Company of Paraná - COPEL

(Translation of Subject Company’s Name into English (if applicable)

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

Companhia Paranaense de Energia – COPEL

(Name of Person(s) Furnishing Form)

Preferred Class B Shares, Without Par Value (Including in the Form of American Depositary Shares)

(Title of Class of Subject Securities)

20441B407

(CUSIP Number of Class of Securities (if applicable))

Daniel Pimentel Slaviero

Rua Coronel Dulcídio, 800, 3rd floor – 80420.170 Curitiba, Paraná, Brazil

Tel: +55 41 3331 4011

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	Not applicable.

(b)	Not applicable.

Item 2.Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following document is made publicly available in the Federative Republic of Brazil in connection with the transaction but need not be disseminated to security holders:

Exhibit No.	Description

A	English Translation of Companhia Paranaense De Energia – Copel’s Material Fact issued on March 17, 2021with 1st Program of Share Conversion and Unit Formation

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Companhia Paranaense de Energia – Copel is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated March 22, 2021.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/s/ Daniel Pimentel Slaviero
Name: Daniel Pimental Slaviero
Title: Chief Executive Officer
By:	/s/ Adriano Rudek de Moura
Name: Adriano Rudek de Moura
Title: Chief Financial Officer and Investor Relations Officer

Date: March 22, 2021